UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of His Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

PAUL HUYNH

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL E. DENARO Milbank LLP	SUSAN LOVE Vice President and Treasurer
55 Hudson Yards	Export Development Canada
New York, New York 10001	150 Slater Street
Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 3 to its annual report on a voluntary basis.

This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2023 is being filed to include as an exhibit to such Form 18-K: the Opinion and Consent of Legal Counsel of EDC, which was prepared in connection with the offering of U.S.$1,750,000,000 3.750% United States Dollar bonds due September 7, 2027 (the “Bonds”) described in EDC’s Prospectus Supplement dated August 28, 2024 (the “Prospectus Supplement”) to EDC’s Prospectus dated March 14, 2022 (the “Basic Prospectus”).

That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-261836. Such portion is not expected to exceed an aggregate principal amount of U.S.$665,450,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, U.S.$12,304,060,000 aggregate principal amount of debt securities will remain available for offer and sale under Registration Statement No. 333-261836.

The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2023, as hereby amended, are as follows:

23.1 Opinion and Consent of Legal Counsel of EDC.

2

It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee(1)	U.S.$	82,848.53
Legal		$50,000.00
Miscellaneous Expenses		$17,151.47
	U.S. $	150,000.00

(1)	Calculated based on a filing fee of U.S.$124.50 per U.S.$1,000,000, which was the filing fee then in effect and paid at the time of the original registration statement covering these securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number three to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 4th day of September 2024.

Export Development Canada

By:	/s/ Chadrick Buffel
Name:	Chadrick Buffel
Title:	Assistant Treasurer

EXHIBIT INDEX

23.1	Opinion and Consent of Legal Counsel of EDC.